+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

April 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sandra Hunter Berkheimer

David Lin

Mark Brunhofer

Michelle Miller

Re:	Circle Internet Group, Inc.

Registration Statement on Form S-1

Filed April 1, 2025

File No. 333-286310

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company” or “Circle”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), relating to the Company’s Registration Statement on Form S-1 filed on April 1, 2025, contained in the Staff’s letter, dated April 11, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised its Registration Statement on Form S-1 and is filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form S-1

Prospectus summary

Recent Developments, page 24

1.

We note your intent to provide preliminary statement of operations information and non-GAAP information in ranges, as well as key operating data for the first quarter of 2025 without any apparent indication of narrative disclosure discussing the results of your operations. When available, please revise your intended disclosure to address any apparent trends indicative in your preliminary results and explain the variations in significant line items over the results from the prior year period.

Response: The Company has revised the disclosures on page 26 of the Amended Registration Statement to address any apparent trends indicative in the Company’s preliminary results and to explain any variations in significant line items over the results from the prior year period. The Company will provide the full disclosure in a future amendment to the registration statement.

Division of Corporation Finance U.S. Securities and Exchange Commission

Risk factors, page 34

2.

In the risk factors at pages 39 – 41 captioned “Absent federal regulations, there is a possibility that Circle stablecoins may be classified as ‘securities’…” and “If Circle stablecoins were classified as ‘securities’…,” please remove the statements that “the SEC has not objected” and “the SEC has not challenged,” respectively, the Company’s assessment that Circle stablecoins are not offered and sold as “securities” under the U.S. federal securities laws. Also, please make corresponding revisions to your disclosure in the second full paragraph on page 154. In addition, in the risk factor at page 64 captioned “If we were deemed to be an investment company under the 1940 Act, applicable restrictions likely would make it impractical for us to continue our business as currently contemplated,” please remove the statement that “the SEC has not objected” to the Company’s analysis of its status under the Investment Company Act of 1940.

Response: The Company has revised the disclosures on pages 39, 41, 64, and 154 of the Amended Registration Statement to remove the statements identified in the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations

Key components of revenue and expenses

Distribution, transaction, and other costs

Distribution and transaction costs, page 101

3.

We note your revision in the disclosure about the computation of the payment to Coinbase under the Collaboration Agreement to incorporate a “residual payment base.” Please revise your disclosure regarding romanette (ii) as the parenthetical phrase added since your last draft registration statement submission appears to indicate that the amount of the payment associated with romanette (ii) is calculated after deducting the amount derived from romanette (ii).

Response: The Company has revised the disclosures on pages 96 and 101 of the Amended Registration Statement to further clarify the methodology used to compute the residual payment base under the Collaboration Agreement.

Results of operations, page 104

4.

We note that reserve income increased $230.5 billion or 16.1 % in 2024 from 2023 with approximately 10 percentage points attributable to the 9% increase in average USDC in circulation and approximately 6 percentage points attributable to the 25 basis point increase in average yields. Excluding the 10% increase in distribution and transaction costs of $74.1 million primarily attributable to the Binance one-time fee, distribution costs paid to Coinbase increased 31% or approximately $216.6 million primarily attributable to the 10 percentage point increase in the weighted-average USDC in circulation held on Coinbase’s platform. Given the mechanics of the payments underlying your Coinbase Collaboration Agreement disclosed on page 101, and that it appears that there is a trend of Coinbase holding more USDC on its platform at an increasing rate than you do on your platform, it appears that Coinbase will be allocated a larger portion of your reserve income in the form of distribution costs than you retain. Please tell us your consideration for disclosing the impact of this apparent trend in your historical results of operations discussion as well as the anticipated future impact. In this regard, it appears that the rate of increase in distribution and transaction costs will exceed the rate of any increase in reserve income. Refer to Items 303(a) and 303(b)(2)(ii) of Regulation S-K.

Response: The Company has revised the disclosures on pages 96-97 of the Amended Registration Statement to provide additional information regarding the trends in the amounts of USDC held on Coinbase’s platform, as well as the portion of reserve income allocated to Coinbase under the Collaboration Agreement. Additionally, the Company has revised the disclosures on page 48 of the Amended Registration Statement to provide further detail regarding the risk associated with increasing distribution costs paid to the Company’s distribution partners.

Division of Corporation Finance U.S. Securities and Exchange Commission

Liquidity and capital resources, page 113

5.

We note your response to prior comment 1 and your revised disclosures on pages 99 and 114. Given the breadth of your policy notes, please enhance the reference to Note 2 on page 114 to specify the “Deposits from Stablecoin Holders” policy note. In addition, consistent with your disclosure on page F-16, revise your disclosure here to indicate that corporate-held stablecoins are utilized and presented in the consolidated statements of cash flows in the same manner as if such payments were settled in cash.

Response: The Company has revised the disclosures on page 114 of the Amended Registration Statement to enhance the reference to the “Deposits from Stablecoin Holders” policy note and to clarify its impact on the consolidated statements of cash flows.

Circle Internet Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Deposits from Stablecoin Holders, page F-16

6.

We note your response to prior comment 1 and your revised disclosures on page F-16. Please revise the penultimate sentence of the first paragraph of this policy note to indicate, in part, that when you make payments in the form of corporate-held stablecoins, the cash associated with these stablecoins is then reflected as Cash and cash equivalents segregated for the benefit of stablecoin holders, not corporate-held stablecoins, consistent with your response to comment 42 of your August 6, 2024 letter. Otherwise explain to us why your revised disclosure effectively maintains the corporate-held stablecoin cash balance when a third party then holds the stablecoin.

Response: The Company acknowledges and appreciates the Staff’s comment. The Company believes that its current disclosures describe the underlying economic substance of the Company’s accounting for payments in the form of corporate-held stablecoins. In financial statements filed with the Commission following the consummation of the Company’s initial public offering, the Company will update the identified accounting policy as follows to clarify that when the Company makes payments in the form of corporate-held stablecoins, the associated cash is subsequently reflected as “Cash and cash equivalents segregated for the benefit of stablecoin holders,” and is no longer included in the corporate-held stablecoin balance (additions are underlined and deletions are represented by strikethrough).

Deposits from Stablecoin Holders

Funds received from customers from the issuance of Circle stablecoins represent claims which are reflected as a liability classified as Deposits from stablecoin holders on the Consolidated Balance Sheets. As a licensed money transmitter and regulated Electronic Money Institution, Circle is obligated to redeem all Circle stablecoins presented by Circle Mint customers on a one for one basis for U.S. dollars or euros, as applicable, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. As such, the Company does not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. With the exception of general stablecoin holders subject to specific regulatory requirements such as those in the European Union, the Company does not redeem Circle stablecoins from stablecoin holders who are not Circle Mint customers. However, Circle stablecoins are supported by numerous global digital asset exchanges and marketplaces, including neo-banks, brokerages, payment providers, remittance providers, superapps and commerce companies, and as such, Circle stablecoin holders could transact with Circle Mint customers, ultimately allowing the Circle stablecoins to be redeemed. Deposits from stablecoin holders do not include amounts associated with corporate-held stablecoins. Cash associated with such corporate-held stablecoins are presented as Cash and cash equivalents segregated for corporate-held stablecoins on the Consolidated Balance Sheets. When the Company makes payments in the form of corporate-held stablecoins, the Company records an associated Deposits from stablecoin holders and records the cash associated with such stablecoins as Cash and cash equivalents segregated for the benefit of stablecoin holders ~~corporate-held stablecoins~~. When such payments, in the form of corporate-held stablecoins, are for distribution, transaction and other costs or operating expenses incurred, the payments are presented in the consolidated statements of cash flows in the same manner as if such payments were settled in cash.

* * *

Division of Corporation Finance U.S. Securities and Exchange Commission

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Daniel P. Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire

Heath Tarbert

Sarah K. Wilson

Circle Internet Group, Inc.

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